PUBLIC



12060531

[UNIT]ED STATES
[SECURITIES AND E]XCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8-67482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleveland Research Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 East Ninth Street, Suite 2700
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Bosshard (216) 649-7250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Bosshard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Research Company, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public


MEGAN ROOS
NOTARY PUBLIC, STATE OF OHIO

MEGAN ROOS
NOTARY PUBLIC
STATE OF OHIO
My Comm. Expires Oct. 11, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

focused.
experienced.
responsive.

CLEVELAND RESEARCH COMPANY, LLC

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011


Cohen
Fund Audit Services

CLEVELAND RESEARCH COMPANY, LLC

DECEMBER 31, 2011

TABLE OF CONTENTS


Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

MEMBERS
CLEVELAND RESEARCH COMPANY, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Cleveland Research Company, LLC (the Company) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cleveland Research Company, LLC, as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 27, 2012
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 14,327,320
Accounts receivable - Trade	1,851,839
Accounts receivable - Other	630,011
Prepaid expenses	106,415
Property and equipment – Net	526,472
Deposits	18,721
	$ 17,460,778

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 695,428
Commissions payable	2,931,433
Distributions payable	2,853,307
Deferred revenue	30,000
Accrued other	141,144
	6,651,312
COMMITMENTS	
Members' equity	10,809,466
	$ 17,460,778

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS

Cleveland Research Company, LLC (the Company) was organized in the State of Ohio and is an equity research firm that provides services to selected investment firms located throughout the United States. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), the State of Ohio, and five other states. The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement (the Agreement) or involuntarily pursuant to any regulatory action. All voting interests (Class A) of the Company are owned by Cleveland Research Management Company, LLC (the Parent).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At December 31, 2011, the Company's cash accounts, which are substantially all held at two banks, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. In the opinion of management at December 31, 2011, all accounts receivable were considered collectible and no allowance was necessary.

At December 31, 2011, the receivable balance that exceeded 90 days was $100,000.

Depreciation

Depreciation of property and equipment is provided by the use of the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company is an Ohio limited liability company and has elected to be treated as a partnership as defined in the Internal Revenue Code. Under this election, the income of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes; however, the Company is liable for certain state and any local income taxes.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the year ended December 31, 2011, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2008.

3. PROPERTY AND EQUIPMENT - NET

Property and equipment are recorded at cost and consist of the following at December 31, 2011:

Furniture and equipment	$ 685,836
Less: Accumulated depreciation	159,364
Property and equipment – Net	$ 526,472

NOTES TO THE FINANCIAL STATEMENT

4. COMMITMENTS

The Company leases office space and office equipment under operating leases expiring at various dates through February 2022.

Minimum annual rents under these agreements as of December 31, 2011, are as follows:

Year ending December 31,	
2012	$ 378,684
2013	440,892
2014	446,156
2015	457,910
2016	442,439
Thereafter	2,251,874
	$ 4,417,955

The Company received incentives on their office lease agreements including a six month and four month period of free rent near inception of the leases. In accordance with GAAP, the Company is required to recognize the lease expense on a straight-line basis over the life of the lease agreements and accordingly has included the related incentives of $141,144 in accrued other at December 31, 2011.

Additionally, one of the operating leases entered into by the Company provided for a tenant allowance in which costs incurred for renovations to be owned by the landlord, would be reimbursable in an amount up to $50 per square foot. At December 31, 2011, the Company had incurred approximately $630,000 of reimbursable expenses under the agreement, which is included in "Accounts receivable – Other" in the accompanying statement of financial condition. Approximately $329,000 of related expenses incurred had not yet been paid by the Company as of December 31, 2011, and is included in "Accounts payable and accrued expenses" in the accompanying statement of financial condition.

5. RETIREMENT SAVINGS PLAN

The Company has a profit-sharing 401(k) plan covering substantially all Company employees. Participants become eligible to participate upon being hired and may enter the plan on the first day of the month coinciding with or next following the date of hire. Employees are able to contribute up to statutorily defined limits. Additionally, the plan requires employer matching contributions at 50% of employee salary deferrals up to the first 6% of an employee's salary and allows for a discretionary employer contribution.

6. MEMBERS' EQUITY

The Company has two classes of membership interests, Voting Class A Interests (Class A) and Non-Voting Class B Interests (Class B). The significant features are as follows:

Drag-Along Rights of Class A

If the Class A members of the Company intend to sell their entire interest in the Company to any person, the Class A members must first notify all members of such intended transfer at least 15 days prior to the proposed date of the transaction. The drag-along rights of the Class A members require the Class B members to sell their entire interest on the same terms and conditions as established in the notice.

NOTES TO THE FINANCIAL STATEMENT

6. MEMBERS' EQUITY (Continued)

Tag-Along Rights of Class A

If any Class A member or group of Class A members give notice that they wish to sell more than 50% of the total Class A interests of the Company to one or more third persons, then the Class B members will have the right to sell that number of Class B interests held by the Class B members in the same percentage and on the same terms and conditions as set forth in the notice.

Distributions

The Company is governed by a management committee, which is comprised of members of the Parent. In accordance with the Agreement, the Company is required to distribute, to the extent possible, sufficient cash to enable its members to pay federal and state income taxes arising from profits of the Company. All distributions other than those for income taxes are at the discretion of the management committee. The Company records the distributions when they are declared by the management committee.

During 2011, $3,011,099 of distributions were declared to cover federal and state income taxes. Subsequent to December 31, 2011, the remaining $1,558,973 of this amount was paid and is included in distributions payable at December 31, 2011.

The management committee declared an additional discretionary distribution in the amount of $1,294,334 to be paid to certain Class A members of the Company. Such amount is included in distributions payable at December 31, 2011.

7. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $7,960,873, which was $7,517,452 in excess of its required net capital of $443,421.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2011, the ratio was 0.84 to 1.

8. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.